82-2523

interim report as of march 31, 2004

COMMERZBANK



highlights of commerzbank group

	1.1.–31.3.2004	1.1.–31.3.2003
Income statement		
Operating profit (€ m)	435	172
Operating profit per share (€)	0.73	0.32
Pre-tax profit (€ m)	415	38
Net profit (€ m)	254	3
Earnings per share (€)	0.43	0.01
Operative return on equity[1] (%)	17.0	6.0
Cost/income ratio in operating business (%)	62.1	73.5
Pre-tax return on equity[1] (%)	16.3	1.3

	31.3.2004	31.12.2003
Balance sheet		
Balance-sheet total (€ bn)	405.6	381.6
Risk-weighted assets according to BIS (€ bn)	145.5	140.8
Equity as shown in balance sheet (€ bn)	9.3	9.1
Own funds as shown in balance sheet (€ bn)	18.7	18.7
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.4	7.6
Core capital ratio, including market-risk position (%)	7.1	7.3
Own funds ratio (%)	12.4	13.0

	31.3.2004	31.3.2003
Commerzbank share		
Number of shares issued (million units)	597.9	542.2
Share price (€, 1.1.–31.3.) high	16.38	8.36
low	13.39	5.33
Book value per share[2] (€)	17.53	18.17
Market capitalization (€ bn)	8.3	3.4
Staff		
Germany	24,968	27,728
Abroad	7,381	7,656
Total	32,349	35,384
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F2/A-	F2/A-

1) annualized; 2) excluding cash flow hedges.

The figures contained in this report are unaudited.

interim report as of march 31, 2004

To our shareholders

After three difficult years, Commerzbank is back on a successful course. The figures for the income statement in the first quarter of 2004 demonstrate that the tough and, in some cases, drastic measures in the past – the cost-cutting offensives, the concentration on core business activities and not least last September's clean-up operation – are bearing their first fruit.

Revenues €188m higher

Applying great discipline, we cut our costs last year and achieved the targets set for end-2004 well ahead of time. In the meantime, we have succeeded in substantially increasing revenues.

For the first time since 2001, the signs are pointing to growth again for us, which means that we have returned to a selective expansion course. The consolidated balance-sheet total has reached €405.6bn, 6.3% more than at end-2003. Risk-weighted assets at end-March stood at €145.5bn, 3.3% higher than at year-end but still 5.9% lower than on March 31, 2003. Despite the smaller volume of risk-weighted assets, net interest income in the first quarter was 1.8% stronger than a year previously, at €718m. The effect of our revaluation measures last autumn was felt here, leading to lower funding costs for our participations.

Distinctly positive swing in revaluation reserve
in € m


1,500
1,000
500
0
-500
-1,000
-1,500
Q1
Q2
Q3
Q4
Q1
Q2
Q3*
Q4
Q1
2002
2003
2004

*) after revaluation measure

We set aside a pro-rata amount of €238m for provisioning purposes in the first quarter. This represents a very conservative approach, as developments up to now indicate that we will be able to remain below the amount of €950m budgeted for the year as a whole. Net interest income after provisioning rose to €480m, 6.0% more than a year earlier.

At €597m, net commission income was 14.8% up on the first three months of 2003, primarily thanks to more positive market performance. In securities business and asset management, we registered solid gains of more than 25%. Naturally, our trading profit also benefited from the development of the market. Its 35.9% increase to €314m was due in almost equal measure to the equities and fixed-income sections.

The net result of €77m on our investments and securities portfolio fell 26.7% short of its year-ago level. This amount includes no more than roughly €20m in proceeds from disposals of participations, mainly from a partial placement of our 1.9% interest in Spain's Santander Central Hispano bank. In the meantime, we have sold the rest of this shareholding.

Thanks not least to the brisk business of our subsidiary CommerzLeasing und Immobilien AG, the other operating result rose to €67m, compared with €32m in the first quarter of 2003.

Costs remain under control

At €1,104m, operating expenses were 6.4% down on a year previously during the first three months of 2004, with personnel expenses falling by 3.8%. This was primarily due to staff reductions. At end-March, the Commerzbank Group had a workforce of 32,349, just over 3,000 fewer than a year earlier.

Other operating expenses were 5% lower; current depreciation of fixed assets and other intangible assets declined by 23.6%.

Operating profit: €435m

The balance of operating income and expenses for the first quarter reached €435m, as against €172m a year previously. After goodwill amortization of €20m is deducted – which was down by a third – we show a pre-tax profit of €415m, compared with only €38m a year earlier. At that time, namely, restructuring expenses of €104m for our second cost-cutting offensive had to be recognized.

Given a tax ratio of a good 30% and minority interests of €33m, a consolidated profit of €254m remains, as against €3m for the first quarter of 2003. Since last November's capital increase, Commerzbank has 597.9m issued shares. Calculated on this basis, the earnings per share figure for the first quarter is 43 cents.

Equity position remains comfortable

Overall, our equity, at €9.3bn, was 2.1% higher than at end-2003. The revaluation reserve, which has been distinctly positive since our clean-up operation, expanded slightly once again to €1.25bn. The core capital ratio including market risk remained above our target level of 7%, though on account of the higher risk-weighted assets, it was somewhat lower than at year-end. Our own funds ratio reached 12.4% (as against 13.0%).

Strategic orientation in our core business lines

In order to ensure a sustained improvement in the Bank's profitability, we have formulated the following strategies in our core business lines:

- We intend to become Germany's best bank with nationwide coverage, both for retail customers and successful *Mittelstand* firms.
- We want to be a preferred relationship partner for European larger corporates and multinational concerns.
- In asset management, we are focusing on the German market and selected European core countries with highly promising growth potential.
- Last but not least, in securities business we intend to concentrate to a greater extent on business conducted for and with our sophisticated corporate and private clients.

Retail business successful

In the first quarter of this year, we made good progress in our individual business lines. The retail banking segment in particular maintained its successful course. Revenues were €63m higher than in the first three months of 2003; €40m alone was generated by net commission income. As, in addition, operating expenses continued to decline, the operating profit rose strongly by €89m. The operative return on equity reached an excellent 27.6%, as against 7.2% a year earlier. There was a marked improvement in the cost/income ratio, which fell from 84.8% to 71.5%.

For the year as a whole, we have planned an operating profit in retail banking that is about 25% higher than in 2003. We intend to achieve this increase above all by concentrating on high-margin business and attractive customer groups. In addition, we also want to expand through acquisitions. The first step in this direction was the purchase of the branch business of SchmidtBank in February. Through this transaction, we have secured for ourselves market shares and also realized earnings and cost synergies. For Commerzbank's retail business, this takeover, which will be concluded on May 31, means roughly 10% more customers and 10% more branch locations.

Turnaround in asset management

Asset management too has achieved its turnaround and has successfully mastered its adjustment process. In the first quarter of the year, we achieved revenues of €131m, compared with €104m a year previously. Operating expenses fell by €10m, causing the operating profit to expand from €15m to €52m.

Lower amortization of goodwill is also having a positive impact in this segment; as part of our revaluation operation last September, we wrote down the goodwill of Jupiter International Group. Due to the fairly small amount of equity tied up, the return on equity even reached 37.4%; at 60.3%, the cost/income ratio was much lower than a year earlier.

For 2004 as a whole, we expect asset management to produce an operating profit that is a good 40% higher. Support in this respect will be forthcoming from third-party sales of ADIG funds, and we want to use further synergies between COMINVEST, the UK subsidiary Jupiter International and the French Caisse Centrale for sales in Germany. In addition, the multi-manager funds specially developed for corporate customers will generate extra revenues.

Corporate banking with difficult overall conditions

In the corporate customers and institutions segment, heavy dependence on external factors continues to make itself felt. Income before provisioning was €51m lower in the first quarter of 2004. The reduction in net interest income was principally due to the average margin in deposit-taking; on account of the low level of interest rates, it sank to a new record mark. Provisioning and operating expenses were down slightly, giving rise to an operating profit of €118m, compared with €152m in the first quarter of 2003. The return on equity in this segment, which ties up 46.3% of our overall equity, was still 10.0%; the cost/income ratio stood at a good 49.9%.

Overall, we plan an operating profit of more than €500m for 2004 in corporate banking, representing a strong year-on-year increase. A further improvement in margins and a more intensive meshing with investment banking will provide support here. In addition, we will promote our business with corporate clients by differentiating even more clearly between target groups.

At the same time, with our *Mittelstand* offensive we want to intensify existing relationships and gain new customers. For larger *Mittelstand* firms in particular, we have made available mezzanine capital in an amount of altogether €300m since February. The subordinated capital that is provided in the form of a dormant equity holding is suitable for companies looking for equity capital but not willing either to weaken their existing equity structure by taking up borrowed funds or to part with rights that grant influence.

In itself, the takeover of SchmidtBank underscores our concentration on *Mittelstand* firms. We have gained roughly 2,600 customers in this preferred segment.

Securities buoyed by market development

Securities ended the first quarter with a very successful balance. The segment's trading profit was a substantial €80m higher than a year earlier and expenses were somewhat lower. All told, we achieved an operating profit of €120m in this segment, as against €45m in the first quarter of 2003. Business expansion is documented by the larger equity tie-up compared with the previous year. The operative return on equity reached 41.6%, representing a great year-on-year improvement. The cost/income ratio sank from 84.3% to 66.1%.

For 2004, we expect a sizeable increase in revenues, not only from trading. For this to happen, though, the mood on the stock exchange has to be positive, making possible a revival in IPO business. We also expect rising demand for M&A advisory services. These developments should boost net commission income in the securities segment.

Group treasury and mortgage banks

In the group treasury segment, the low level of interest rates weighed upon revenues. Net interest income declined from €109m a year earlier to €47m. With operating expenses slightly higher, we achieved an operating profit of €38m here, compared with €117m for the first three months of 2003. This segment ties up no more than 1.3% of our equity. The return on equity, therefore, still reached 118.8%; the cost/income ratio rose from 10.0% to 29.6%.

Apart from our two subsidiaries Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank, Luxembourg, the mortgage banks segment includes our participation in Eurohypo, which is consolidated at equity. Here the operating profit was virtually unchanged in a year-on-year comparison, at €54m. On account of the somewhat larger equity tie-up, the return on equity sank to 23.9%; the cost/income ratio remained at a very low 11.9%.

Within the Group as a whole, there was a strong improvement in the key figures compared with the first quarter of 2003. The operative return on equity rose from 6.0% to 17.0%. The cost/income ratio receded from 73.5% a year earlier to 62.1%, which is virtually our target level.

Outlook

It is still hard to decide whether the encouraging trend in the traditionally strong first quarter will be upheld throughout the year as a whole. All in all, however, we are confident that we will make good progress within the Commerzbank Group in 2004 towards realizing our earnings targets. It remains our aim to achieve an after-tax return on equity of more than 10% over the medium term, and we intend to come within reach of this target in the current year. We see the cost/income ratio at around 60% over the medium term.

Frankfurt am Main, May 2004
The Board of Managing Directors



Declaration of compliance with the International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS) and German Accounting Standard no. 6 (GAS 6)

Accounting principles

Our interim financial statements as of March 31, 2004, were prepared in accordance with the directive 83/349/EEC (directive on consolidated financial statements) and 86/635/EEC (directive on annual accounts of banks) on the basis of the International Accounting Standards (IASs) or International Financial Reporting Standards (IFRSs), approved and published by the International Accounting Standards Board (IASB). Here, we make use of the exemption granted under Art. 292a, German Commercial Code – HGB from the need to prepare financial statements in accordance with German accounting principles. In preparing this interim report, we employed the same accounting and measurement methods as for the 2003 consolidated financial statements, which are presented on pages 90-104 of our annual report.

This interim report also meets the provisions of GAS 6 on interim reports, approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice on February 13, 2001.

Consolidated companies

As of January 1, 2004, Montgomery Asset Management, LLC, San Francisco/Wilmington, and as of March 1, 2004, Commerzbank Capital Markets (Eastern Europe) a.s., Prague, were removed from the list of consolidated companies. The two companies have virtually terminated their business activities. These measures had no material effect on the presentation of the Group's assets and financial position or on its earnings performance.

consolidated income statement

	Notes	1.1.–31.3.2004 € m	1.1.–31.3.2003 € m	Change in %
Net interest income	(1)	718	705	1.8
Provision for possible loan losses	(2)	–238	–252	–5.6
Net interest income after provisioning		480	453	6.0
Net commission income	(3)	597	520	14.8
Net result on hedge accounting		4	10	–60.0
Trading profit	(4)	314	231	35.9
Net result on investments and securities portfolio (available for sale)	(5)	77	105	–26.7
Other operating result	(6)	67	32	.
Operating expenses	(7)	1,104	1,179	–6.4
Operating profit		**435**	**172**	.
Regular amortization of goodwill		20	30	–33.3
Profit from ordinary activities before restructuring expenses		**415**	**142**	.
Restructuring expenses		–	104	.
Profit from ordinary activities after restructuring expenses		**415**	**38**	.
Extraordinary profit		–	–	–
Pre-tax profit		**415**	**38**	.
Taxes on income		128	2	.
After-tax profit		**287**	**36**	.
Profit/loss attributable to minority interests		–33	–33	0.0
Net profit		**254**	**3**	.

Earnings per share	1.1.–31.3.2004 €	1.1.–31.3.2003 €
Basic earnings per share	0.43	0.01

The calculation of the basic earnings per share according to IAS is based on the net profit, with minority interests not taken into consideration. The diluted basic earnings per share are identical to the basic earnings per share, since – as in the previous year – no conversion or option rights were outstanding on the balance-sheet date and consequently there was no dilution effect.

Consolidated income statement (quarter-on-quarter comparison)

€ m	1st quarter 2004	4th quarter 2003	3rd quarter 2003	2nd quarter 2003	1st quarter 2003
Net interest income	718	663	662	746	705
Provision for possible loan losses	–238	–256	–273	–303	–252
Net interest income after provisioning	480	407	389	443	453
Net commission income	597	591	509	516	520
Net result on hedge accounting	4	3	12	15	10
Trading profit	314	121	107	278	231
Net result on investments and securities portfolio (available for sale)	77	68	64	54	105
Other operating result	67	15	98	29	32
Operating expenses	1,104	1,113	1,078	1,141	1,179
Operating profit	**435**	**92**	**101**	**194**	**172**
Regular amortization of goodwill	20	21	29	30	30
Profit from ordinary activities before expenses arising from special factors and restructuring expenses	**415**	**71**	**72**	**164**	**142**
Expenses arising from special factors	–	–	2,325	–	–
Restructuring expenses	–	–	–	–	104
Profit from ordinary activities after expenses arising from special factors and restructuring expenses	**415**	**71**	**–2,253**	**164**	**38**
Extraordinary profit	–	–	–	–	–
Pre-tax profit	**415**	**71**	**–2,253**	**164**	**38**
Taxes on income	128	139	30	78	2
After-tax profit	**287**	**–68**	**–2,283**	**86**	**36**
Profit/loss attributable to minority interests	–33	–20	–22	–16	–33
Net loss/profit	**254**	**–88**	**–2,305**	**70**	**3**

consolidated balance sheet

Assets	Notes	31.3.2004 € m	31.12.2003 € m	Change in %
Cash reserve		5,050	7,429	–32.0
Claims on banks	(9, 11)	60,958	51,657	18.0
Claims on customers	(10, 11)	145,876	138,438	5.4
Provision for possible loan losses	(12)	–5,582	–5,510	1.3
Positive fair values from derivative hedging instruments		3,842	2,552	50.5
Assets held for dealing purposes	(13)	96,898	87,628	10.6
Investments and securities portfolio	(14)	88,749	87,842	1.0
Intangible assets	(15)	791	802	–1.4
Fixed assets	(16)	1,995	2,063	–3.3
Tax assets		5,945	6,038	–1.5
Other assets	(17)	1,091	2,646	–58.8
Total		**405,613**	**381,585**	**6.3**

Liabilities and equity	Notes	31.3.2004 € m	31.12.2003 € m	Change in %
Liabilities to banks	(18)	104,511	95,249	9.7
Liabilities to customers	(19)	104,717	100,000	4.7
Securitized liabilities	(20)	85,660	83,992	2.0
Negative fair values from derivative hedging instruments		7,310	5,932	23.2
Liabilities from dealing activities	(21)	71,621	67,014	6.9
Provisions	(22)	3,176	3,307	–4.0
Tax liabilities		4,595	4,495	2.2
Other liabilities	(23)	5,321	2,911	82.8
Subordinated capital	(24)	8,150	8,381	–2.8
Minority interests		1,268	1,213	4.5
Equity		9,284	9,091	2.1
Subscribed capital		1,538	1,545	–0.5
Capital reserve		4,442	4,475	–0.7
Retained earnings		3,291	3,286	0.2
Revaluation reserve		1,253	1,240	1.0
Measurement of cash flow hedges		–1,347	–1,236	9.0
Reserve arising from currency translation		–147	–219	–32.9
2003 net profit*)		–	0	.
Net profit 1.1.–31.3.2004		254	–	.
Total		**405,613**	**381,585**	**6.3**

*) after withdrawal from capital reserve.

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first three months:

€ m	Equity	Minority interests
Equity as of 31.12.2003	**9,091**	**1,213**
Changes in the current financial year		
a) Subscribed capital	–7	25
Changes in treasury shares	–7	–
Capital increase	–	25
b) Capital reserve	–33	10
Changes in treasury shares and result for treasury shares	–33	–
Capital increase	–	10
c) Retained earnings	5	–
d) Net changes in revaluation reserve	13	39
e) Net changes arising from cash flow hedges	–111	–22
f) Net change in reserve arising from currency translation	72	19
g) Consolidated profit/loss (1.1.–31.3.2004)	254	33
h) Profit distributions	–	–49
Equity as of 31.3.2004	**9,284**	**1,268**

cash flow statement

€ m	2004	2003
Cash and cash equivalents as of 1.1.	**7,429**	**8,466**
Net cash provided by operating activities	–1,274	–7,694
Net cash used by investing activities	–868	4,240
Net cash provided by financing activities	–271	–195
Total cash flow	**–2,413**	**–3,649**
Effects of exchange-rate changes	34	24
Cash and cash equivalents as of 31.3.	**5,050**	**4,841**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

	1.1.-31.3.2004 € m	1.1.-31.3.2003 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	2,672	3,115	–14.2
Dividends from securities	19	20	–5.0
Current result from investments, investments in associated companies and holdings in subsidiaries	35	50	–30.0
Current income from leasing	23	11	.
Interest received	*2,749*	*3,196*	*–14.0*
Interest paid for subordinated capital and for securitized and other liabilities	2,018	2,483	–18.7
Current expenses from leasing	13	8	62.5
Interest paid	*2,031*	*2,491*	*–18.5*
Total	**718**	**705**	**1.8**

Interest margins: the average interest margin, based on the average risk-weighted assets in balance-sheet business according to BIS, was 2.62% (previous year: 2.34%).

(2) Provision for possible loan losses

	1.1.-31.3.2004 € m	1.1.-31.3.2003 € m	Change in %
Allocations	–262	–356	–26.4
Reversals of provisions	41	98	–58.2
Balance of direct write-downs and amounts received on written-down claims	–17	6	.
Total	**–238**	**–252**	**–5.6**

(3) Net commission income

	1.1.-31.3.2004 € m	1.1.-31.3.2003 € m	Change in %
Securities transactions	258	206	25.2
Asset management	143	111	28.8
Payment transactions and foreign commercial business	95	93	2.2
Guarantees	33	40	–17.5
Income from syndicated business	24	28	–14.3
Other net commission income	44	42	4.8
Total	**597**	**520**	**14.8**

Net commission income includes €93m (previous year: €86m) of commissions paid.

(4) Trading profit

	1.1.-31.3.2004 € m	1.1.-31.3.2003 € m	Change in %
Net result on proprietary trading	319	220	45.0
Net result on the measurement of *derivative financial instruments*	–5	11	.
Total	**314**	**231**	**35.9**

(5) Net result on investments and securities portfolio (available for sale)

	1.1.-31.3.2004 € m	1.1.-31.3.2003 € m	Change in %
Result on available-for-sale securities and claims not originated by the Bank	57	106	–46.2
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	20	–1	.
Total	**77**	**105**	**–26.7**

(6) Other operating result

	1.1.-31.3.2004 € m	1.1.-31.3.2003 € m	Change in %
Other operating income	111	80	38.8
Other operating expenses	44	48	–8.3
Total	**67**	**32**	**.**

(7) Operating expenses

	1.1.-31.3.2004 € m	1.1.-31.3.2003 € m	Change in %
Personnel expenses	612	636	–3.8
Other expenses	395	416	–5.0
Current depreciation on fixed assets and other intangible assets	97	127	–23.6
Total	**1,104**	**1,179**	**–6.4**

(8) Segment reporting

Segment reporting in line with the primary reporting segment of business areas represents the Group's organization based on two corporate divisions as of 2001. A detailed description of the individual business lines and their assignment to corporate divisions can be found on pages 114-115 of our 2003 annual report.

The interest rates of the return on equity and investment yield that are included as imputed variables in the net interest income of the respective segment correspond to the interest rate of an investment in the long-term capital market and were adjusted as of January 1, 2004. The capital backing for risk-weighted assets is 7%. The Group's average equity which is tied up is worked out according to BIS.

1.1.–31.3.2004 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banks	Others and consolidation	**Total**
Net interest income	279	–2	400	4	47	52	–62	718
Provision for possible loan losses	–39	–	–194	–	–	–5	–	–238
Net interest income after provisioning	240	–2	206	4	47	47	–62	480
Net commission income	280	121	170	36	–	–2	–8	597
Net result on hedge accounting	–	1	–	–	3	–	–	4
Trading profit	1	2	13	312	–4	–5	–5	314
Net result on investments and securities portfolio	2	1	18	2	8	22	24	77
Other operating result	3	8	22	–	–	–	34	67
Income, total	*526*	*131*	*429*	*354*	*54*	*62*	*–17*	*1,539*
Operating expenses	404	79	311	234	16	8	52	1,104
Operating profit	**122**	**52**	**118**	**120**	**38**	**54**	**–69**	**435**
Regular amortization of goodwill	–	15	2	–	–	2	1	20
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**122**	**37**	**116**	**120**	**38**	**52**	**–70**	**415**
Average equity tied up	**1,768**	**556**	**4,724**	**1,154**	**128**	**905**	**972**	**10,207**
Operative return on equity*) (%)	**27.6**	**37.4**	**10.0**	**41.6**	**118.8**	**23.9**	**·**	**17.0**
Cost/income ratio in operating business (%)	**71.5**	**60.3**	**49.9**	**66.1**	**29.6**	**11.9**	**·**	**62.1**
Return on equity of pre-tax profit*) (%)	**27.6**	**26.6**	**9.8**	**41.6**	**118.8**	**23.0**	**·**	**16.3**

**) annualized*

1.1.–31.3.2003 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banks	Others and consolidation	**Total**
Net interest income	267	–3	426	17	109	33	–144	705
Provision for possible loan losses	–44	–	–205	–	–	–3	–	–252
Net interest income after provisioning	223	–3	221	17	109	30	–144	453
Net commission income	240	91	172	36	–	–4	–15	520
Net result on hedge accounting	–	2	–	–	3	5	–	10
Trading profit	1	3	6	232	–17	7	–1	231
Net result on investments and securities portfolio	1	9	41	1	35	25	–7	105
Other operating result	–2	2	29	1	–	–	2	32
Income, total	*463*	*104*	*469*	*287*	*130*	*63*	*–165*	*1,351*
Operating expenses	430	89	317	242	13	7	81	1,179
Operating profit	**33**	**15**	**152**	**45**	**117**	**56**	**–246**	**172**
Regular amortization of goodwill	–	21	2	–	–	6	1	30
Restructuring expenses	–	8	25	34	–	–	37	104
Pre-tax profit	**33**	**–14**	**125**	**11**	**117**	**50**	**–284**	**38**
Average equity tied up	**1,837**	**680**	**5,417**	**1,063**	**139**	**870**	**1,506**	**11,512**
Operative return on equity*) (%)	**7.2**	**8.8**	**11.2**	**16.9**	**336.7**	**25.7**	**.**	**6.0**
Cost/income ratio in operating business (%)	**84.8**	**85.6**	**47.0**	**84.3**	**10.0**	**10.6**	**.**	**73.5**
Return on equity of pre-tax profit*) (%)	**7.2**	**–8.2**	**9.2**	**4.1**	**336.7**	**23.0**	**.**	**1.3**

*) annualized

Notes to the balance sheet

(9) Claims on banks

	31.3.2004 € m	31.12.2003 € m	Change in %
due on demand	16,878	16,973	-0.6
other claims	44,080	34,684	27.1
with a remaining lifetime of			
less than three months	24,643	20,946	17.7
more than three months, but less than one year	12,295	6,956	76.8
more than one year, but less than five years	4,051	3,298	22.8
more than five years	3,091	3,484	–11.3
Total	**60,958**	**51,657**	**18.0**
of which: reverse repos	28,268	20,880	35.4

(10) Claims on customers

	31.3.2004 € m	31.12.2003 € m	Change in %
with indefinite remaining lifetime	19,510	18,015	8.3
other claims	126,366	120,423	4.9
with a remaining lifetime of			
less than three months	30,116	24,731	21.8
more than three months, but less than one year	13,330	15,402	–13.5
more than one year, but less than five years	33,114	31,631	4.7
more than five years	49,806	48,659	2.4
Total	**145,876**	**138,438**	**5.4**
of which: reverse repos	11,707	7,746	51.1

(11) Total lending

	31.3.2004 € m	31.12.2003 € m	Change in %
Loans to banks[1]	11,828	10,759	9.9
Claims on customers[1]	134,169	130,692	2.7
Bills discounted	322	338	–4.7
Claims not originated by the Bank[2]	21,994	22,918	–4.0
Total	**168,313**	**164,707**	**2.2**

1) excluding reverse repos; 2) included in investments and securities portfolio.

(12) Provision for possible loan losses

Development of provisioning	2004	2003	Change
	€ m	€ m	in %
As of January 1	**5,854**	**5,705**	**2.6**
Allocations	262	356	–26.4
Deductions	184	279	–34.1
Utilized	143	181	–21.0
Reversals	41	98	–58.2
Exchange-rate changes/transfers	–3	6	.
As of March 31	**5,929**	**5,788**	**2.4**

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and reversals have given rise to provision for lending risks of €238m (previous year: €252m) in the income statement (see Note 2).

Level of provisioning	31.3.2004	31.12.2003	Change
	€ m	€ m	in %
Individual valuation allowances	5,229	5,162	1.3
Country valuation allowances	47	48	–2.1
General valuation allowances	306	300	2.0
Provisioning for balance-sheet items	**5,582**	**5,510**	**1.3**
Provisions in lending business	347	344	0.9
Total	**5,929**	**5,854**	**1.3**

After conservatively valued security in an amount of €1,876m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €5,219m (31.12.2002: €5,220m).

(13) Assets held for dealing purposes

	31.3.2004	31.12.2003	Change
	€ m	€ m	in %
Bonds, notes and other fixed-income securities	21,587	19,099	13.0
Shares and other variable-yield securities	10,583	8,510	24.4
Promissory notes held for trading purposes	604	559	8.1
Positive fair values from derivative financial instruments	64,124	59,460	7.8
Total	**96,898**	**87,628**	**10.6**

(14) Investments and securities portfolio

	31.3.2004 € m	31.12.2003 € m	Change in %
Claims on banks and customers not originated by the Bank	21,994	22,918	–4.0
Bonds, notes and other fixed-income securities	57,939	56,311	2.9
Shares and other variable-yield securities	2,365	2,013	17.5
Investments	3,567	3,783	–5.7
Investments in associated companies	2,341	2,300	1.8
Holdings in subsidiaries	543	517	5.0
Total	**88,749**	**87,842**	**1.0**

(15) Intangible assets

	31.3.2004 € m	31.12.2003 € m	Change in %
Goodwill	672	690	–2.6
Other intangible assets	119	112	6.3
Total	**791**	**802**	**–1.4**

(16) Fixed assets

	31.3.2004 € m	31.12.2003 € m	Change in %
Land and buildings	881	877	0.5
Office furniture and equipment	946	1,010	–6.3
Leased equipment	168	176	–4.5
Total	**1,995**	**2,063**	**–3.3**

(17) Other assets

	31.3.2004 € m	31.12.2003 € m	Change in %
Collection items	172	385	–55.3
Precious metals	223	464	–51.9
Sundry assets, including deferred items	696	1,797	–61.3
Total	**1,091**	**2,646**	**–58.8**

(18) Liabilities to banks

	31.3.2004 € m	31.12.2003 € m	Change in %
due on demand	23,772	17,441	36.3
with remaining lifetime of	80,739	77,808	3.8
less than three months	48,450	47,845	1.3
more than three months, but less than one year	15,250	13,031	17.0
more than one year, but less than five years	5,418	5,414	0.1
more than five years	11,621	11,518	0.9
Total	**104,511**	**95,249**	**9.7**
of which: repos	28,810	19,111	50.8

(19) Liabilities to customers

	31.3.2004 € m	31.12.2003 € m	Change in %
Savings deposits	11,811	12,273	–3.8
with agreed period of notice of			
three months	11,129	11,556	–3.7
more than three months	682	717	–4.9
Other liabilities to customers	92,906	87,727	5.9
due on demand	38,583	34,294	12.5
with agreed remaining lifetime of	54,323	53,433	1.7
less than three months	38,663	41,184	–6.1
more than three months, but less than one year	6,358	3,029	.
more than one year, but less than five years	2,857	2,702	5.7
more than five years	6,445	6,518	–1.1
Total	**104,717**	**100,000**	**4.7**
of which: repos	19,441	13,252	46.7

(20) Securitized liabilities

	31.3.2004 € m	31.12.2003 € m	Change in %
Bonds and notes outstanding	72,309	71,100	1.7
Money-market instruments outstanding	13,223	12,680	4.3
Own acceptances and promissory notes outstanding	128	212	–39.6
Total	**85,660**	**83,992**	**2.0**

Remaining lifetimes	31.3.2004 € m	31.12.2003 € m	Change in %
due on demand	13	78	–83.3
with agreed remaining lifetime of	85,647	83,914	2.1
less than three months	11,164	18,025	–38.1
more than three months, but less than one year	18,859	13,194	42.9
more than one year, but less than five years	40,654	34,555	17.7
more than five years	14,970	18,140	–17.5
Total	**85,660**	**83,992**	**2.0**

(21) Liabilities from dealing activities

	31.3.2004 € m	31.12.2003 € m	Change in %
Currency-based transactions	8,708	11,761	–26.0
Interest-based transactions	51,120	43,058	18.7
Delivery commitments arising from short sales of securities	7,650	8,389	–8.8
Other transactions	4,143	3,806	8.9
Total	**71,621**	**67,014**	**6.9**

(22) Provisions

	31.3.2004 € m	31.12.2003 € m	Change in %
Provisions for pensions and similar commitments	1,441	1,432	0.6
Other provisions	1,735	1,875	–7.5
Total	**3,176**	**3,307**	**–4.0**

(23) Other liabilities

	31.3.2004 € m	31.12.2003 € m	Change in %
Effects of measuring hedged subordinated capital items (IAS 39)	846	735	15.1
Deferred interest expenses for subordinated capital	249	295	–15.6
Sundry liabilities, including deferred items	4,226	1,881	·
Total	**5,321**	**2,911**	**82.8**

(24) Subordinated capital

	31.3.2004 €m	31.12.2003 €m	Change in %
Subordinated liabilities	5,976	5,958	0.3
Profit-sharing rights outstanding	2,174	2,423	–10.3
Total	**8,150**	**8,381**	**–2.8**

Other notes

(25) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	31.3.2004 €m	31.12.2003 €m	Change in %
Core capital	10,277	10,257	0.2
Supplementary capital	7,574	7,868	–3.7
Total liable capital	**17,851**	**18,125**	**–1.5**
Tier III capital	124	125	–0.8
Eligible own funds	**17,975**	**18,250**	**–1.5**

as of 31.3.2004	**Capital charges in %**						**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	93,936	5,317	–	10,576	–	–	109,829
Traditional off-balance-sheet business	4,705	15,769	11	750	330	61	21,626
Derivatives business in investment portfolio	–	2,599	–	4,321	–	–	6,920
Risk-weighted assets, total	**98,641**	**23,685**	**11**	**15,647**	**330**	**61**	**138,375**

Risk-weighted market-risk position multiplied by 12.5	7,163
Total items to be risk-weighted	145,538
Eligible own funds	17,975
Core capital ratio (excluding market-risk position)	7.4
Core capital ratio (including market-risk position)	7.1
Own funds ratio (including market-risk position)	12.4

as of 31.12.2003	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	91,455	5,709	–	11,020	–	–	108,184
Traditional off-balance-sheet business	4,748	14,946	11	571	344	47	20,667
Derivatives business in investment portfolio	–	2,578	–	4,400	–	–	6,978
Risk-weighted assets, total	**96,203**	**23,233**	**11**	**15,991**	**344**	**47**	**135,829**

Risk-weighted market-risk position multiplied by 12.5	5,000
Total items to be risk-weighted	140,829
Eligible own funds	18,250
Core capital ratio (excluding market-risk position)	7.6
Core capital ratio (including market-risk position)	7.3
Own funds ratio (including market-risk position)	13.0

(26) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.13 at end-March (31.12.2003: 1.12). This was 13% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €16.3bn (31.12.2003: €14.6bn).

(27) Off-balance-sheet commitments

	31.3.2004	31.12.2003
	€ m	€ m
Contingent liabilities	27,068	26,404
from rediscounted bills of exchange credited to borrowers	4	3
from guarantees and indemnity agreements	27,064	26,401
Irrevocable lending commitments	40,610	39,136
Other commitments	19	28

Provision for risks arising from off-balance-sheet commitments has been deducted from the respective items.

(28) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

31.3.2004	Nominal amount, by remaining lifetime			Fair values	
€ m	*less than one year*	*more than one year, but under five years*	*more than five years*	*positive*	*negative*
Foreign currency-based forward transactions	407,048	127,060	61,707	8,630	9,703
Interest-based forward transactions	1,313,094	1,086,396	847,205	55,427	57,318
Other forward transactions	61,485	134,902	10,624	3,909	4,260
Total	**1,781,627**	**1,348,358**	**919,536**	**67,966**	**71,281**
of which: traded on a stock exchange	*207,665*	*15,720*	*25,846*		

31.12.2003	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	326,289	106,675	55,896	11,228	12,598
Interest-based forward transactions	1,185,772	1,006,813	800,339	46,456	47,539
Other forward transactions	52,437	120,171	11,730	4,328	4,420
Total	**1,564,498**	**1,233,659**	**867,965**	**62,012**	**64,557**
of which: traded on a stock exchange	*194,644*	*11,367*	*8,666*		

(29) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model. A detailed description of the methods employed can be found in the notes in our 2003 annual report on pages 71ff.

Portfolio	31.3.2004 € m	31.12.2003 € m
Commerzbank Group	**100.4**	**66.8**
Securities	81.1	57.7
Treasury	32.1	16.8

(30) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**31.3.2004**	**31.12.2003**	**31.3.2004**	**31.12.2003**	**31.3.2004**	**31.12.2003**
Assets						
Cash reserve	5.1	7.4	5.1	7.4	–	–
Claims on banks	70.0	51.7	70.0	51.7	–	–
Claims on customers	148.2	140.4	145.9	138.4	2.3	2.0
Hedging instruments	3.8	2.6	3.8	2.6	–	–
Assets held for dealing purposes	96.9	87.6	96.9	87.6	–	–
Investments and securities portfolio	88.7	87.9	88.7	87.9	–	–
Liabilities						
Liabilities to banks	104.5	95.2	104.5	95.2	–	–
Liabilities to customers	104.9	100.1	104.7	100.0	0.2	0.1
Securitized liabilities	86.1	84.4	85.7	84.0	0.4	0.4
Hedging instruments	7.3	5.9	7.3	5.9	–	–
Liabilities from dealing activities	71.6	67.0	71.6	67.0	–	–
Subordinated capital	8.1	8.3	8.2	8.4	–0.1	–0.1

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €1.8bn as of March 31, 2004 (31.12.2003: €1.6bn). For covering these items, cash flow hedges are used for the most part. As of March 31, 2004, the measurement of cash flow hedges yielded a figure of -€1.3bn (31.12.2003: -€1.2bn). As of both March 31, 2004 and December 31, 2003, the unrealized appreciation in interest-bearing assets and liabilities exceeded the negative valuation of the cash flow hedges.

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge
Deputy Chairman

Hans-Hermann Altenschmidt

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann

Astrid Evers

Uwe Foullong

Daniel Hampel

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke

Wolfgang Kirsch

Werner Malkhoff

Klaus Müller-Gebel

Dr. Sabine Reiner

Dr. Erhard Schipporeit

Prof. Dr.-Ing. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman

Wolfgang Hartmann

Andreas de Maizière

Klaus M. Patig

Dr. Eric Strutz
since April 1, 2004

Nicholas Teller

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann
Dr. Ingolf Hegner · Ute Heiserer-Jäckel · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
726 branches in Germany

Subsidiaries and major holdings of Commerzbank AG

In Germany
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
CommerzLeasing und Immobilien AG, Düsseldorf
Commerz Business Consulting AG, Frankfurt am Main
Hypothekenbank in Essen AG, Essen
Deutsche Schiffsbank AG, Bremen/Hamburg
EUROHYPO AG, Frankfurt am Main

Abroad
ADIG-Investment Luxemburg S.A., Luxembourg
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
Commerzbank (Budapest) Rt., Budapest
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (Nederland) N.V., Amsterdam
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerz (East Asia) Ltd., Hong Kong
Commerz Futures, LLC, Chicago
Commerz Securities (Japan) Co. Ltd., Hong Kong/Tokyo
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta
Korea Exchange Bank, Seoul

Foreign branches
Antwerp · Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Copenhagen · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

COMMERZBANK



/ ir-bulletins /

May 10, 2004

Commerzbank's First Quarter 2004:
Major earnings increase in operative departments

The Commerzbank Group started off 2004 with a jump in earnings. As previously announced, Group profits increased from 3m euros in the first quarter 2003 to 254m euros in the first quarter of this year. This was the best result since the autumn of 2000.

The results for the operative departments demonstrate that the Bank has made great progress, not only in general, but also in each separate business area. In the retail banking department, the positive development evident during the last year continued. The operative result increased to 122m euros after 33m euros in the same period 2003. For the year as a whole, retail banking profits plan to be around 25 percent higher than last year.

Asset management successfully completed the adjustment process. On the basis of clearly higher commission income and a continued decrease in costs, the operating result improved to 52m euros. For all of 2004, operating results are expected to increase a good 40 percent.

In a difficult economic environment, the Corporate Banking and Institutions department earnings were lower than a year ago. But at the same time loan-loss provisions and operating costs decreased, producing an operative result of 118m euros versus 152m euros in the first quarter of 2003. For all of 2004, Corporate Banking plans to earn more than 500m euros, reflecting a strong increase compared to the previous year.

The securities unit did extremely well during the quarter. With continuing lower operating costs, the operating result improved to 120m euros. This was almost three times higher than for the same time last year. For 2004 as a whole, profits should also show a strong increase, and not solely from trading.

All in all, the Commerzbank Group made great progress in the first quarter to achieve its medium-term goals of more than 10 percent after-tax return on equity and a 60 percent cost/income ratio. "The figures for the income statement in the first quarter of 2004 demonstrate that the tough and, in some cases, drastic measures in the past - the cost-cutting offensives, the concentration on core business activities and not least September`s revaluation operation - are bearing their first fruit" concluded Klaus-Peter Müller, chairman of the Board of Managing Directors.